SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot-Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

As previously announced by Caesarstone Ltd. (the “Company”) on August 2, 2017, the Company had begun a process of transition to a new Chief Financial Officer following Mr. Yair Averbuch’s notification that he decided to leave the Company with a planned departure date of January 23, 2018.  It has been subsequently determined and agreed that Mr. Averbuch will remain with the Company through the end of the first quarter of 2018.  No decision regarding Mr. Averbuch’s replacement has been made at this time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: January 10, 2018	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel